CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                            CHICAGO, ILLINOIS 60603



                                November 6, 2009



Houghton R. Hallock Jr., Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:     First Trust Active Dividend Income Fund (the "Fund")
                        (File Nos. 333-161666; 811-22080)

Dear Mr. Hallock:

We received your comments regarding the Registration Statement for the above captioned Fund via letter dated October 27, 2009. This letter serves to respond to your comments. For your convenience, we have structured the Fund's responses to address each of your comments in the order in which they were presented in your letter.

         1. THE DISCUSSION OF THE FUND'S INVESTMENT STRATEGY IN THE THIRD FULL PARAGRAPH ON THE OUTSIDE FRONT COVER PAGE OF THE PROSPECTUS STATES THAT THE FUND INVESTS IN "EQUITY SECURITIES." PLEASE INDICATE WHAT THE TERM "EQUITY SECURITIES" ENCOMPASSES.

Response: The Fund has inserted an additional sentence in the third full paragraph on the outside front cover page of the base prospectus to clarify the meaning of the term "equity securities," as follows:

Equity securities in which the Fund may invest include common stocks, preferred stocks, convertible securities, American Depositary Receipts ("ADRs"), European Depositary Receipts ("EDRs"), Global Depositary Receipts ("GDRs") and warrants, all of which will generally trade on a U.S. national securities exchange. The Fund may, from time to time, also invest a portion of its Managed Assets in real estate investment trusts ("REITs"), master limited partnerships ("MLPs"), exchange-traded funds ("ETFs") and U.S. government securities. See "The Fund's Investments-Portfolio Composition" beginning on page 22.


         2. PLEASE ALSO INCLUDE INFORMATION ABOUT THE FUND'S PORTFOLIO TURNOVER PRACTICES IN THE SAME PARAGRAPH DISCUSSING THE FUND'S INVESTMENT STRATEGY ON THE FRONT COVER PAGE. SEE ALSO COMMENT 10, BELOW.

Response: The Fund has included an additional paragraph following the third paragraph on the front cover page of the base prospectus that describes the Fund's portfolio turnover practices, as follows:

Houghton R. Hallock Jr., Esq.
November 6, 2009
Page 2 of 6



Due to the Sub-Advisor's intention to employ dividend capture trading and other similar techniques, the Fund's annual portfolio turnover rate is expected to exceed 100% under normal circumstances. For the sixth months ending May 1, 2009, the Fund's portfolio turnover rate was approximately 1,044%. There are no limits on the rate of portfolio turnover, and investments may be sold without regard to length of time held when the Fund's investment strategy so dictates. See "The Fund's Investments-Investment Practices-Portfolio Turnover" beginning on page 23.


         3. TO FOLLOW UP ON OUR BRIEF DISCUSSION YESTERDAY BY TELEPHONE, PLEASE REVISE THE FIFTH OR SIXTH FULL PARAGRAPH OF THE FRONT COVER PAGE, AS APPROPRIATE, TO MAKE EXPRESSLY CLEAR THAT THE FUND WILL NOT OFFER OR SELL THESE COMMON SHARES THAT ARE BEING REGISTERED AT A PRICE BELOW CURRENT NET ASSET VALUE PER SHARE, EXCLUSIVE OF ANY DISTRIBUTING COMMISSION OR DISCOUNT.

Response: The Fund has revised the second sentence in the fifth full paragraph of the front cover page of the base prospectus to clarify that the Fund will be subject to the provisions of the Investment Company Act or 1940 Act, as amended, that generally prohibit the offer or sale of common shares that are being registered pursuant to the registration statement at a price below the current net asset value per share:

The Fund may offer its common shares in amounts, at prices and on terms set forth in a prospectus supplement to this prospectus supplement, at a pubic offering price equal to or in excess of the net asset value per share of the Fund's common shares (exclusive of distribution commissions and discounts). See "Description of Shares" beginning on page 39.


         4. PLEASE CONFIRM TO US SEPARATELY THAT THE DATE OF THE PROSPECTUS WILL APPEAR ON THE OUTSIDE FRONT COVER PAGE OF THE PRINTED PROSPECTUS.

Response: The Fund confirms that the date of the prospectus will appear on the outside front over page of the printed prospectus.


         5. IF POSSIBLE, PLEASE UPDATE FROM JUNE 30 TO SEPTEMBER 30, 2009, THE INFORMATION ON PAGE 3 OF THE PROSPECTUS, UNDER "PROSPECTUS SUMMARY - THE FUND," LISTING THE NUMBER OF THE FUND'S OUTSTANDING COMMON SHARES AND THE AMOUNT OF NET ASSETS APPLICABLE TO THEM.

Response: The Fund has updated certain financial and share price information in the base prospectus, including the information on page 3 of the base prospectus under the "Prospectus Summary - The Fund" which lists the number of the Fund's outstanding common shares and the amount of net assets applicable to them, from June 30, 2009 to September 30, 2009.


         6. THE PROSPECTUS STATES, AT PAGE 3, UNDER "PROSPECTUS SUMMARY - INVESTMENT OBJECTIVES AND POLICIES," THAT THE FUND USES A COMBINATION OF FOUR INVESTMENT STRATEGIES DESIGNATED BY THE TERMS "VALUE, GROWTH, DIVIDEND CAPTURE ROTATION AND SPECIAL DIVIDENDS IDENTIFICATION." PLEASE REVISE THE SUBSEQUENT

Houghton R. Hallock Jr., Esq.
November 6, 2009
Page 3 of 6



DISCUSSION OF THESE FOUR STRATEGIES FOR CLARITY AND A MORE COMPLETE
UNDERSTANDING.

Response: The Fund has revised the "Prospectus Summary-Investment and Policies" section so as to cross reference the section of the base prospectus that identifies and explains in detail these four strategies, as follows:

For a more complete description of these four investment strategies, please refer to "The Fund's Investments - Investment Philosophy and Process" beginning on page 18.

         7. AT PAGE 15 OF THE PROSPECTUS, PLEASE DELETE THE WORDS "AND `TOTAL ANNUAL EXPENSES'" FROM THE SECOND SENTENCE OF THE NARRATIVE DISCLOSURE IMMEDIATELY FOLLOWING THE FEE TABLE. PLEASE FURTHER REVISE THE SAME SENTENCE BY INSERTING THE WORDS "CURRENT FISCAL YEAR" IMMEDIATELY AFTER THE WORDS "ESTIMATED AMOUNTS FOR THE" AND DELETING THE ENTIRE STATEMENT THAT BEGINS WITH THE WORDS "THE FUND'S 12 MONTHS OF OPERATION" AND ENDS WITH THE WORDS "UNLESS OTHERWISE INDICATED." SEE ITEM 3.1, INSTR. 6, OF FORM N-2.

Response: Pursuant to Item 3.01, Instruction 6 of Form N-2, the Fund has revised the second sentence of the narrative disclosure immediately following the fee table, as follows:

The purpose of the tables above and the example below is to help you understand all fees and expenses that you, as a holder of Common Shares, would bear directly or indirectly. The expenses shown in the tables under "Other Expenses" are based on the estimated amounts for the current fiscal year and assumes that the Fund has issued 3,300,000 Common Shares.


         8. THE PROSPECTUS STATES IN FOOTNOTE FOUR TO THE FEE TABLE, AT PAGE 15, THAT THE EXPENSES OF OTHER INVESTMENT COMPANIES IN WHICH THE FUND MAY INVEST WILL BE SET FORTH IN PROSPECTUS SUPPLEMENTS USED IN THE SALE OF COMMON SHARES. A FOOTNOTE TO THE EXAMPLE STATES SIMILARLY THAT IT DOES NOT REFLECT ACQUIRED FUND EXPENSES. PLEASE PROVIDE A SEPARATE WRITTEN SUBMISSION IN THE FORM OF EDGAR CORRESPONDENCE TO EXPLAIN AND FULLY JUSTIFY THE DECISION NOT TO INCLUDE ACQUIRED FUND FEES AND EXPENSES IN THE FEE TABLE AND EXAMPLE OF THE BASE PROSPECTUS.

Response: The Fund has revised the Annual Expenses fee table to separately identify the percentage of "Acquired Fund Fees and Expenses" that is part of the Fund's "Total Annual Expenses" calculation. As a result, the Fund will delete footnote four to the table. In addition, the Fund has included in the narrative example detailing the dollar amount of future expenses such Acquired Fund Fees and Expenses and, as a result, has deleted in the footnote to the narrative the statement that such fees and expenses have been omitted.


         9. PLEASE MOVE THE SECOND SENTENCE OF FOOTNOTE ONE TO THE EXAMPLE TO A POINT IMMEDIATELY BEFORE THE FOURTH SENTENCE OF THE SAME FOOTNOTE. PLEASE ALSO COMBINE THESE TWO SENTENCES INTO A SINGLE SENTENCE AND CONFIRM TO US SEPARATELY

Houghton R. Hallock Jr., Esq.
November 6, 2009
Page 4 of 6



THAT THE COMBINED SENTENCE WILL APPEAR PROMINENTLY IN BOLD IN PRINTED PROSPECTUS. SEE ITEM 3.1, INSTR. 10.D, OF FORM N-2.

Response: Pursuant to Item 3.1, Instruction 10.d of Form N-2, the Fund has revised the footnote to the narrative example of annual expenses to read as follows:

This example does not include sales load or estimated offering costs. The example assumes that the estimated "Other Expenses" set forth in the Annual Expenses table are accurate, that all dividends and distributions are reinvested at net asset value and that no leverage is outstanding. The example should not be considered a representation of future expenses, and actual expenses may be greater or less than those shown. Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example.


         10. THE PROSPECTUS STATES, AT PAGE 23, UNDER "THE FUND'S INVESTMENT - INVESTMENT PRACTICES - PORTFOLIO TURNOVER" THAT THE FUND'S ANNUAL TURNOVER RATE, WHICH EXCEEDED 1,700% IN 2008, IS NORMALLY EXPECTED TO EXCEED 100% DUE TO "DIVIDEND CAPTURE TRADING" AND OTHER SIMILAR TECHNIQUES. PLEASE EXPAND THE DISCUSSION OF THE FUND'S PORTFOLIO TURNOVER IN THIS SECTION OF THE PROSPECTUS, AND ELSEWHERE AS APPROPRIATE, TO EXPLAIN MORE FULLY AND CLEARLY HOW THE FUND'S USE OF "DIVIDEND CAPTURE TRADING" AND SIMILAR TECHNIQUES RESULT IN SUCH HIGH PORTFOLIO TURNOVER RATES. SEE ALSO COMMENT 2, ABOVE.

Response: The Fund has expanded the discussion of the Fund's portfolio turnover in this section and other applicable sections of the base prospectus, in order to explain in detail how the Fund's use of "dividend capture trading" and similar techniques may result in higher portfolio turnover rates, as follows:

The Fund's annual portfolio turnover rate may vary greatly from year to year. Although the Fund cannot accurately predict its annual portfolio turnover rate, due to the Sub-Advisor's intention to employ dividend capture trading and other similar techniques, it is expected to exceed 100% under normal circumstances. In a dividend capture trade, the Fund sells a stock on or shortly after the stock's ex-dividend date and uses the sale proceeds to purchase one or more other stocks that are expected to pay dividends before the next dividend payment on the stock being sold. Through this practice, the Fund may receive more dividend payments over a given time period than if it held a single stock. The Fund will also seek to capture special dividends from qualifying candidates and will seek to generate additional dividend income by capturing and rotating among those qualifying companies that pay semi-annual and annual dividends. The use of these strategies will expose the Fund to increased trading costs and potentially higher short-term gains or losses. See "The Fund's Investments-Investment Practices" above.

For the six months ended May 1, 2009, the Fund's portfolio turnover rate was approximately 1,044%. Portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. There are no limits on the rate of portfolio turnover, and investments may be sold without regard to length of time held when the Fund's investment strategy so dictates. A higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund. High

Houghton R. Hallock Jr., Esq.
November 6, 2009
Page 5 of 6



portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to common shareholders, will be taxable as ordinary income. See "Tax Matters."


         11. THE PROSPECTUS STATES, AT PAGE 38, THAT THE MAXIMUM COMMISSION OR DISCOUNT RECEIVED BY AN FINRA MEMBER WILL BE LIMITED TO NO MORE THAN 8% "OF THE INITIAL GROSS PROCEEDS FROM THE SALE OF ANY SECURITY BEING SOLD." PLEASE ADD AN EXPRESS STATEMENT THAT THE LIMITATION ON SUCH PAYMENTS TO NO MORE THAN 8% OF THE GROSS PROCEEDS OF SALE WILL APPLY SEPARATELY WITH RESPECT TO EACH PARTICULAR OFFERING OF COMMON SHARES MADE THROUGH A SINGLE PROSPECTUS SUPPLEMENT.

Response: The Fund has included an express statement in this section of the base prospectus that the 8% maximum commission or discount of the gross proceeds of sale to FINRA members will apply separately with respect to each particular offering of common shares made through a single prospectus supplement.

  The Fund hereby acknowledges that:
      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
      o the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Houghton R. Hallock Jr., Esq.
November 6, 2009
Page 6 of 6



We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3273.


                                        Very truly yours,

                                        CHAPMAN AND CUTLER LLP


                                        By  /s/ Walter L. Draney
                                           __________________________
                                             Walter L. Draney